                                             Filed by HMT Technology Corporation
                       Pursuant to Rule 425 under the Securities Act of 1933 and Deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

       Subject Company: HMT Technology Corporation Commission File No: 000-27586



                               SLIDE PRESENTATION
                           HMT Technology Corporation
                          Ron Buschur and Peter Norris
          President/Chief Operating Officer and Chief Financial Officer


                                  May 18, 2000
               Solomon Smith Barney 5th Annual Storage Conference



                                    SLIDE ONE

                                   [HMT logo]

                          Leadership Through Technology



                                    SLIDE TWO

HMT Overview
[graphic of disks]  [graphic of disk drive head]  [graphic of electronic device]
Disks               Heads                         Electronics

-       HMT Manufactures Media for Disk Drives
-       Media is 1 of 3 Key Drive Components

                                                                      [HMT logo]



                                       1.
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                                   SLIDE THREE


Sales of Hard Disk Drives

[Line Graph: Left Vertical Axis labeled "Worldwide Disk-Drive Sales Revenue (in billions of dollars)" with hash marks at "20 30 40 50 60"

Right Vertical Axis labeled "Average Price per Megabyte (in dollars)" with hash marks at "0.01 0.11 10 100"

Horizontal Axis labeled "1988 | 1990 | 1992 | 1994 |1996 | 1998 |2000 | 2002"

Light colored line running from approximately (Vertical Axis 52 (left), 19 (right); Horizontal Axis 1988) generally downward sloping to the right to approximately (Vertical Axis 20 (left), 0.01 (right); Horizontal Axis 2001)

Dark colored line running from approximately (Vertical Axis 22 (left), 0.03 (right); Horizontal Axis 1988) generally upward sloping with several dips throughout to approximately (Vertical Axis 50 (left), 10 (right); Horizontal Axis 2002)]

Source:  Scientific American - May 2000

                                                                      [HMT logo]


                                   SLIDE FOUR

Disk Demand
Desktop Disk Drives

[Line Graph: Left Vertical Axis labeled "Millions of Units" with hash marks at "50 75 100 125 150 175 200 225 275 300 325"

Right Vertical Axis labeled "Disks per Drive" with hash marks at "1 1.2 1.4 1.6
1.8 2 2.2 2.4 2.6 2.8 3"

Horizontal Axis labeled "1995  1996  1997  1998  1999  2000  2001  2002  2003"

Light colored line labeled "Disk/Drive" running from approximately (Vertical Axis 150 (left), 2.4 (right); Horizontal Axis 1995) generally downward sloping to the right to approximately (Vertical Axis 150 (left), 1.7 (right); Horizontal Axis 1999) then becoming dotted line generally downward sloping to the right to approximately (Vertical Axis 75 (left), 1.2 (right); Horizontal Axis 2003)

Medium colored line labeled "Drives" running from approximately (Vertical Axis 75 (left), 1.2 (right); Horizontal Axis 1995) generally upward sloping to the right to approximately (Vertical Axis 125 (left), 1.6 (right); Horizontal Axis
1999) then becoming dotted line generally upward sloping to the right to approximately (Vertical Axis 225 (left), 2.3 (right); Horizontal Axis 2003)

Medium colored line labeled "Disks" running from approximately (Vertical Axis 188 (left), 2.1 (right); Horizontal Axis 1995) generally upward sloping to the right to approximately (Vertical Axis 260 (left), 2.5 (right); Horizontal Axis
1999) then becoming dotted line slightly downward sloping to the right to 2000 then



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generally upward sloping to the right to approximately (Vertical Axis 300
(left), 2.8 (right); Horizontal Axis 2003)]

Source: TrendFocus and Company
                                                                      [HMT logo]



                                   SLIDE FIVE

Quarterly Units Sold
MMS of Units

[bar chart reflecting numbers for each of the quarters for the fiscal years ended March 31, 1999 and March 31, 2000 as follows:

Fiscal year ended March 31, 1999:
Q1 = 6
Q2 = 6
Q3 = 7.6
Q4 = 6.4

Fiscal year ended March 31, 2000:
Q1 = 5.7
Q2 = 5.7
Q3 = 8.5
Q4 = 6]

FY Ends 3/31


                                                                      [HMT logo]

                                    SLIDE SIX

    Working Capital
    (Excluding Cash)

[bar chart reflecting numbers for each of the quarters for the fiscal years ended March 31, 1999 and March 31, 2000 as follows:

Fiscal year ended March 31, 1999:
Q1 = 53.0
Q2 = 61.6
Q3 = 59.5
Q4 = 32.1

Fiscal year ended March 31, 2000:



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Q1 = 24.4
Q2 = 27.7
Q3 = 25.9
Q4 = 20.6]

FY Ends 3/31


                                                                      [HMT logo]


                                   SLIDE SEVEN

    HMT Cash Balance
    $MMs

[bar chart reflecting numbers for each of the quarters for the fiscal years ended March 31, 1999 and March 31, 2000 as follows:

Fiscal year ended March 31, 1999:
Q1 = 27
Q2 = 27
Q3 = 36.7
Q4 = 53.1

Fiscal year ended March 31, 2000:
Q1 = 55.6
Q2 = 50.9
Q3 = 60.5
Q4 = 55.3]

FY Ends 3/31


                                                                      [HMT logo]



                                   SLIDE EIGHT

Areal Density Growth Curves

[Line Graph: Left Vertical Axis labeled "(Mb/in2)" with hash marks at "1 10 100 1,000 10,000 100,000"

Horizontal Axis labeled "First Customer Ship Year" with hash marks at "1980 1985 1990 1995 2000 2005"

Light colored line running from approximately (Vertical Axis 9, Horizontal Axis
1972) generally upward sloping to the right to approximately (Vertical Axis 600, Horizontal Axis 1997) with solid circles at or around various plot points on line

Dark colored line running from approximately (Vertical Axis 100 Horizontal Axis
1990) generally upward sloping to the right to approximately (Vertical Axis 8,000, Horizontal Axis 1999) with solid circles at or around various plot points on line then becoming two dotted lines each generally upward sloping to the right.



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First dotted line to approximately (Vertical Axis 100,00, Horizontal Axis 2002);
Second dotted line to approximately (Vertical Axis 100,000, Horizontal Axis
2010).

Open circles at plot points and labeled as follows:
"IBM 1Gb/sq in."  at Horizontal Axis = 1989
"IBM 5Gb/sq in."  at Horizontal Axis = 1996
"IBM 11.6 Gb/sq in."  at Horizontal Axis = 1998
"Seagate 16 Gb/sq in."  at Horizontal Axis = 1998
"IBM 35.3 Gb/sq in."  at Horizontal Axis = 1999
"Fujitsu 56Gb/sq in."  at Horizontal Axis = 2000

Stars at plot points and labeled as follows:
HMT/R-R 14 Gb/sq. in." at Horizontal Axis = 1998
HMT/R-R 20.9 Gb/sq. in." at Horizontal Axis = 1999
HMT/R-R 26.5 Gb/sq. in." at Horizontal Axis = 1999
HMT/R-R 36 Gb/sq. in." at Horizontal Axis = 1999
HMT/R-R 51 Gb/sq. in." at Horizontal Axis = 2000]

Stars at plot points as follows:

8 Gblina, 1997
10.6 Gblina, 1998

[star] HMT Demonstrations

                                                                      [HMT logo]


                                   SLIDE NINE

Media Areal Density by Year
HMT Desktop Product Road Map

[Line Graph: Left Vertical Axis labeled "(Gb/in2)" with hash marks at "0 5 10 15 20 25 30"

Horizontal Axis with hash marks at "CQ1'99 CQ2'99 CQ3'99 CQ4'99 CQ1'00 CQ2'00 CQ3'00 CQ4'00 CQ1'01"

Light colored line running from approximately (Vertical Axis 4.3, Horizontal Axis CQ1'99) generally upward sloping to the right with plot points labeled as follows:

CQ1'99  = "-  4.3 GB/Platter - Coercivity: 2800 Oe"
CQ2'99  = "-  5.1 GB/Platter - Coercivity: 3000 Oe"
CQ3'99  = "-  6.8 GB/Platter - Coercivity: 3100 Oe"
CQ4'99  = "-  9.1 GB/Platter - Coercivity: 3200 Oe"
CQ1'00  = "- 10.2 GB/Platter - Coercivity: 3200 Oe"
CQ2'00  = "- 15   GB/Platter - Coercivity: 3300 Oe"
CQ3'00  = "- 20   GB/Platter - Coercivity: 3400 Oe"
CQ4'00  = "- 30   GB/Platter - Coercivity: 3500 Oe"
CQ1'01  = "- 40   GB/Platter - Coercivity: 3600 Oe"



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                                                                      [HMT logo]


                                    SLIDE TEN

Komag-HMT Merger

*Komag & HMT signed definitive agreement to merge

*HMT shareholders will receive 0.9094 shares of Komag stock for each share of HMT stock

*Tax-free transaction to be accounted for under purchase accounting

*Merger subject to approval from governmental regulators, shareholders and Komag lenders

*Merger expected to close during third quarter of 2000


                                                                      [HMT logo]


                                  SLIDE ELEVEN

Komag-HMT Merger

This Strategic Transaction:

*Strengthens Research & Development Leadership
        R&D is Key

*Leverages Low Cost Manufacturing Model
        Low Cost Ensures Sustainability

*Increases Scale

*Expands Customer Base

*Alleviates Capacity Constraints

*Strengthens Management

                                                                      [HMT logo]



                                       6.
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                                  SLIDE TWELVE

Media Suppliers
Q1  2000 Unit Shipments

[Bar chart with bars colored to reflect "Captive", "Independent" and "Japan/Other" with left Vertical Axis labeled "Millions of Units" and Horizontal Axis listing Media Suppliers as follows:

Seagate = 21.5 (Captive)
Komag/AKCL = 10.8 (Japan/Other) 5.1 (Independent)
IBM = 14 (Captive)
MCC = 6.7 (Japan/Other)
Fujitsu = 6 (Captive)
HMT = 6 (Independent)
MMC = 5 (Captive)
Hoya = 4.9 (Japan/Other)
Fuji = 4.7 (Japan/Other)
Hitachi = 3 (Captive)
Showa = 2.2 (Japan/Other)
Trace = 2 (Japan/Other)
Other = 1.3 (Japan/Other)]

                                                                      [HMT logo]

                                 SLIDE THIRTEEN

Media Suppliers (Pro Forma)
Q1  2000 Unit Shipments

[Bar chart with bars colored to reflect "Captive", "Independent" and "Japan/Other" with left Vertical Axis labeled "Millions of Units" and Horizontal Axis listing Media Suppliers as follows:

Seagate = 21.5 (Captive)
Komag/AKCL = 10.8 (Japan/Other) 5.1 (Independent)
IBM = 14 (Captive)
MCC = 6.7 (Japan/Other)
Fujitsu = 6 (Captive)
HMT=6 (Independent)
Trace/MMC = 5 (Captive) 2 (Japan/Other)
Hoya = 4.9 (Japan/Other)
Fuji = 4.7 (Japan/Other)
Hitachi = 3 (Captive)
Showa = 2.2 (Japan/Other)
Other = 1.3 (Japan/Other)]

                                                                      [HMT logo]

                                 SLIDE FOURTEEN



                                       7.
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Media Suppliers (Pro Forma)
Q1  2000 Unit Shipments

[Bar chart with bars colored to reflect "Komag" "HMT" "Japan/Other" and "Captive" with left Vertical Axis labeled "Millions of Units" and Horizontal Axis listing Media Suppliers as follows:

New Company = 6 (HMT) 5.1 (Japan/Other) 10.8 (Komag)
Seagate = 21.5 (Captive)
IBM = 14 (Captive)
MCC = 6.7 (Japan/Other)
Fujitsu = 6 (Captive)
Trace/MMC = 5 (Captive) 2 (Japan/Other)
Hoya = 4.9 (Japan/Other)
Fuji = 4.7 (Japan/Other)
Hitachi = 3 (Captive)
Showa = 2.2 (Japan/Other)
Other = 1.3 (Japan/Other)]

                                                                      [HMT logo]

--------------------------------------------------------------------------------
CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

During the course of this presentation, I may make projections or other forward-looking statements regarding future events or the future financial performance of the company. I wish to caution you that such statements are just predictions, and that actual events or results may differ materially.

Risks associated with HMT's business that may affect our operating results are described in the most recent Form 10-Q, most recent Form 10-K and other periodic reports filed by with the Securities and Exchange Commission.

--------------------------------------------------------------------------------
ADDITIONAL INFORMATION ABOUT THE HMT - KOMAG MERGER

HMT and Komag expect to mail to stockholders of HMT and Komag a Joint Proxy Statement/Prospectus containing information about HMT, Komag and the merger. In connection with the merger, Komag plans to file a Registration Statement on SEC Form S-4. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they become available.

HMT will be, and certain other persons may be, soliciting proxies from HMT stockholders in favor of the adoption of the merger agreement. The directors and executive officers of HMT and the directors and executive officers of Komag may be deemed to be participants in HMT's solicitation of proxies. Information regarding the participants in the solicitation and a description of certain interests the directors and executive officers of Komag have in the merger, by security holdings or otherwise, will be contained in the Joint Poxy Statement/Prospectus.

HOW TO OBTAIN DOCUMENTS FROM THE SECURITIES EXCHANGE COMMISSION



                                       8.
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In addition to the Registration Statement and the Joint Proxy
Statement/Prospectus, HMT and Komag file annual, quarterly and other periodic reports, proxy statements and other information with the SEC. You may obtain free copies of these documents, as they are filed, through the website maintained by the SEC at http://www.sec.gov.

You may read and copy any reports, statements or other information filed by Komag or HMT with the SEC at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Komag and HMT's filings with the SEC are also available through commercial document-retrieval services.

HOW TO OBTAIN DOCUMENTS FROM HMT

Free copies of the Joint Proxy Statement/Prospectus and other documents, when they become available, may also be obtained from HMT by directing a request to HMT Technology Corporation, 1055 Page Avenue, Fremont, California 94538, attention: Investor Relations, telephone: 510-683-6000.



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